Exhibit 99.75

Akumin to Present at the Canaccord Genuity 40th Annual Growth Conference on August 13, 2020

July 29, 2020 – Toronto, ON – Akumin Inc. (“Akumin” or the “Corporation”) (TSX: AKU.U; AKU) announced today that Riadh Zine, CEO of Akumin, will present at the Canaccord Genuity 40th Annual Growth Conference on Thursday, August 13th at 3:00 p.m. Eastern Time.

The conference is being held virtually and will take place from August 11 -13, 2020. For more information, please visit https://www.canaccordgenuity.com/capital-markets/about-us/events/cg-2020/

Details for Akumin’s Presentation

Event: Canaccord Genuity 40th Annual Growth Conference

Date: Thursday, August 13th

Time: 3:00 – 3:25 p.m. Eastern Time

The presentation will be webcast live and can be accessed by using the following link: https://wsw.com/webcast/canaccord42/aku.u-to/.

Following the event, a replay of the webcast presentation will be available on Akumin’s website at: https://akumin.com/investor-relations/presentations/.

About Akumin

Akumin is a leading provider of freestanding, fixed-site outpatient diagnostic imaging services in the United States with a network of owned and/or operated imaging centers located in Florida, Texas, Pennsylvania, Delaware, Georgia, Illinois and Kansas. By combining our clinical expertise with the latest advances in technology and information systems, our centers provide physicians with imaging capabilities to facilitate the diagnosis and treatment of diseases and disorders and may reduce unnecessary invasive procedures, minimizing the cost and amount of care for patients. Our imaging procedures include MRI, CT, positron emission tomography (PET), ultrasound, diagnostic radiology (X-ray), mammography, and other interventional procedures.

For further information:

R. Jeffrey White

Investor Relations

1-866-640-5222

jeffrey.white@akumin.com